UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009

Commission File Number 333-139791

MASONITE INTERNATIONAL INC.

(Name of registrant)

1820 Matheson Blvd., Unit B4
Mississauga, Ontario L4W 0B3 Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

On January 16, 2009, Masonite International Inc. (the “Company”) announced that it has entered into a further extension, to January 30, 2009, of the forbearance agreement dated September 16, 2008, with its bank lenders.

As previously announced, as a result of its financial performance for the quarters ended June 30, and September 30, 2008, Masonite was not in compliance as of such dates with certain financial covenants contained in its credit facility, which constituted an event of default under the credit facility. The financial covenants relate to EBITDA metrics and reflect the challenging conditions in the U.S. housing industry. Masonite is engaged in ongoing negotiations with lenders that are party to the credit facility regarding a potential amendment to the terms of the credit facility. There is no assurance that the negotiations with lenders will result in an amendment acceptable to Masonite and to its lenders.

As previously announced, Masonite has also entered into a separate forbearance agreement with holders of a majority of the senior subordinated notes due 2015 issued by two of the Company’s subsidiaries (the “Bondholder Forbearance Agreement”). That forbearance agreement is effective through January 31, 2009. For a copy of the Bondholder Forbearance Agreement, please see Masonite International Inc.'s report on Form 6-K dated December 31, 2008 filed with the Securities and Exchange Commission and available at www.sec.gov.

The description of the amendment is qualified in its entirety by the form thereof attached as Exhibit 99.1 hereto and which is incorporated by reference herein.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

99.1 Form of Amendment No.2 to the Forbearance Agreement, dated January 15, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASONITE INTERNATIONAL INC.

Date: January 16, 2009

	By:	/s/ Anthony (Tony) DiLucente
	Name:	Anthony (Tony) DiLucente
	Title:	Executive Vice-President and Chief Financial Officer